Exhibit 99.2

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

UNAUDITED

INDEX

Page

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Operations	4

Consolidated Statement of Comprehensive Loss	5

Interim Consolidated Statements of Cash Flows	6 - 7

Notes to Interim Consolidated Financial Statements	8 - 14

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,278	$1,474
Restricted Cash	1,757	1,452
Trade receivables (net of allowances for doubtful accounts of $ 415 as of June 30, 2013 and December 31, 2012)	5,327	3,292
Inventories	5,635	6,736
Other current assets	2,575	2,685

Total current assets	16,572	15,639

SEVERENCE PAY FUND	3,259	3,090

PROPERTY AND EQUIPMENT, NET	286	268

Total assets	$20,117	$18,997

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	June 30,	December 31
	2013	2012
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank credit	$-	$1,058
Short term loans	750	1,527
Trade payables	1,262	1,920
Employees and payroll accruals	1,944	1,996
Deferred revenues and advances from customers	2,604	2,100
Other payables and accrued expenses	1,727	1,844

Total current liabilities	8,287	10,445

LONG-TERM LIABILITIES:
Deferred revenue	31	37
Accrued severance pay	3,664	3,518

Total long-term liabilities	3,695	3,555

Total liabilities	11,982	14,000

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Share capital: Ordinary shares of NIS 0.20 par value: 9,997,670 shares authorized at June 30, 2013 and December 31, 2012; 7,762,107 and 6,480,623 shares issued at June 30, 2013 and December 31, 2012, respectively; 7,731,264 and 6,449,780 shares outstanding at June 30, 2013 and December 31, 2012, respectively	322	251
Additional paid-in capital	65,167	61,470
Accumulated other comprehensive loss	(562)	(322)
Accumulated deficit	(56,792)	(56,402)

Total shareholders' equity	8,135	4,997

Total liabilities and shareholders' equity	$20,117	$18,997

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share data

	Six months ended June 30,
	2013	2012
	Unaudited
Revenues :
Products	$8,733	$6,259
Services	1,283	1,343

	10,016	7,602
Cost of revenues :
Products	3,173	2,841
Services	143	195

	3,316	3,036

Gross profit	6,700	4,566

Operating expenses:
Research and development	2,871	3,071
Less - royalty-bearing participation	669	730

Research and development, net	2,202	2,341

Selling and marketing, net	3,790	4,763
General and administrative	978	1,011

Total operating expenses	6,970	8,115

Operating loss	(270)	(3,549)

Financial expenses, net	(120)	(175)

Loss before taxes on income	(390)	(3,724)

Taxes on Income	-	(120)

Net loss	$(390)	$(3,844)

Basic and diluted net loss per Ordinary Share	$(0.06)	$(0.60)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	6,795,807	6,434,617

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited

Net loss	$(390)	$(3,844)

Other comprehensive loss:

Foreign currency translation adjustment	(240)	(119)

Other comprehensive loss	(240)	(119)

Comprehensive loss	$(630)	$(3,963)

The accompanying notes are an integral part of the financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited

Cash flows from operating activities:
Net loss	$(390)	$(3,844)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	55	60
Share-based compensation	297	271
Increase (decrease) in severance pay, net	(23)	10
Decrease (increase) in trade receivables	(2,213)	1,916
Increase in allowance for doubtful accounts	-	20
Decrease (increase) in other current assets	67	(126)
Decreases in inventories	1,036	396
Decrease in trade payables	(693)	(912)
Increase (decrease) in employees and payroll accrued	(44)	9
Decrease in other payables and accrued expenses	(108)	(273)
Interest on restricted cash	(8)	-
Increase in deferred revenue and advances from customers	537	1,700

Net cash used in operating activities	(1,487)	(773)

Cash flows used in investing activities:

Restricted cash	(297)	(724)
Purchase of property and equipment	(41)	(36)

Net cash used in investing activities	(338)	(760)

Cash flows from financing activities:

Payment of short term bank credit	(1,058)	-
Payment of short term loan	(777)	-
Proceeds from issuance of Ordinary Shares and warrants, net of issuance expenses	3,428	-
Proceeds from exercise of options	43	41

Net cash provided by financing activities	1,636	41

Foreign currency translation adjustments on cash and cash equivalents	(7)	(1)

Decrease in cash and cash equivalents	(196)	(1,493)
Cash and cash equivalents at beginning of the period	1,474	2,901

Cash and cash equivalents at end of the period	$1,278	$1,408

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,
		2013	2012
		Unaudited
(a)	Non-cash investing activities:

	Purchase of property and equipment on credit	$54	$3

(b)	Cash paid for interest	$8	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL

a.
Radcom Ltd. (the "Company") is an Israeli corporation which provides innovative service assurance solutions for communications service providers and equipment vendors. The Company specializes in solutions for next-generation networks, both wireless and wireline. The Company's comprehensive solutions are used to prevent service provider revenue leakage and enable management of customer care. The Company's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS (Operational Support System/ Business Support System). Radcom's shares are listed on the NASDAQ Capital Market.

The Company has wholly-owned subsidiaries in the United States, Brazil and India, that are primarily engaged in the sales, marketing and customer support of the Company's products in North America, Brazil and India, respectively.

b.
The Company has an accumulated deficit of $56,792 as of June 30, 2013. The Company has managed its liquidity during this time through a series of cost reduction initiatives, including reduction in workforce, expansion of its sales into new markets and private placement transactions. The Company believes that its existing capital resources and cash flows from operations will be adequate to satisfy its expected liquidity requirements expected through the end of June 2014. The Company’s foregoing estimate is based, among others, on its current backlog.

NOTE 2:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2013, consolidated results of operations and consolidated cash flows for the six months ended June 30, 2013 and 2012, have been included.

The balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2012 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on April 22, 2013. Results for the six months ended June 30, 2013, are not necessarily indicative of the results that may be expected for the year to end on December 31, 2013.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting Principles ("US GAAP").

a.
Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.
Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

c.
Loss per share:

Basic and diluted losses per Ordinary Share of the Company (“Ordinary Shares”) are presented in conformity with ASC 260 "Earnings Per Share", for all periods presented. Basic loss per Ordinary Share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per Ordinary Share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary Shares outstanding during the period plus any additional Ordinary Shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

Certain securities were not included in the computation of diluted loss per share since they were anti-dilutive. The total number of shares related to the outstanding options and warrants excluded from the calculation of diluted net loss per share was 1,790,999 and 1,090,809 for the six month ended June 30, 2013 and 2012, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 4:-	INVENTORIES

	June 30,	December 31,
	2013	2012
	Unaudited	Audited

Raw materials	$1,090	$583
Work in process	186	360
Finished products (*)	4,359	5,793

	$5,635	$6,736

(*)	Includes amounts of $ 3,907 and $ 4,977 at June 30, 2013 and December 31, 2012, respectively, with respect to inventory delivered to customers but for which revenue will be recognized in the future.

NOTE 5:-	SHORT TERM BANK LOAN

a.
In September 2012, the Company received a credit facility from a bank in an amount of $1,500. The facility has an initial 6 month term, and may be renewed for additional periods based on compliance with certain covenants and according to the bank's decision. The facility carries interest rates varying between LIBOR + 3.25%-4% for USD denominated advances and Prime + 1-2% for NIS denominated advances, and is secured by a floating charge on all of the Company’s assets. As of 30 June, 2013 the Company was in full compliance with the covenants requirements.

Under this facility the Company used as of June 30, 2013 and December 31, 2012, amount of $ 0 and $ 714, respectively, as a short term bank credit and amount of $ 750 as a short term loan. The loan was renewed in June 2013 for a period of six months and may be renewed for additional periods, subject to the extension of the credit facility by the bank. The loan carries an interest rate of LIBOR + 3.95%.

b.
In November 2012, the Company entered into a loan agreement with a major shareholder, according to which the Company may receive a sum of up to NIS 3,000,000, bearing no interest and linked to the Israeli Consumer Price Index. As of December 31, 2012 the Company received NIS 2,900,000 ($777). During June 2013 the Company repaid the loan.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 6:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
Certain premises occupied by the Company and the US subsidiary are rented from related parties. The US subsidiary also sub-leases certain premises to a related party. The aggregate net amounts of lease payments for the six months ended June 30, 2013 and 2012 were $ 206 and $ 219, respectively.

2.
Certain entities within the RAD-BYNET Group provide the Company with administrative services. Such amounts expensed by the Company are disclosed in "d" below as "Cost of sales, Sales and marketing, General and administrative expenses and research and development".

3.
The Company purchases from certain entities within the RAD-BYNET Group software packages included in the Company's products and is thus incorporated into certain of its product lines. Such purchases by the Company are disclosed in "d" as "Cost of sales and Research and development".

4.
The Company was a party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel. The agreement was terminated during 2012.

Revenues related to this distribution agreement are included in "d" below as "revenues". The remainder of the amount of "revenues" included in "d" below is comprised of sales of the Company's products to entities within RAD-BYNET Group.

b.	In December 2011, the Company entered into a consulting agreement with a related party. Expenses incurred under this agreement are immaterial.

c.	Balances with related parties:

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
Assets:

Trade	$-	$153
Other current assets	$-	$4

Liabilities:

Trade	$204	$229
Other payables and accrued expenses	$19	$44
Short term loan	$-	$777

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 6:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

d.	Transactions with related parties:

	Six months ended June 30,
	2013	2012
	Unaudited

Revenues	$20	$630

Expenses:
Cost of sales	$27	$34

Operating expenses:
Research and development	$103	$99
Sales and marketing	$64	$81
General and administrative	$25	$30

NOTE 7:- COMMITMENTS AND CONTINGENCIES

Royalty commitments:

The Company receives research and development grants from the Office of the Chief Scientist ("OCS"). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. Royalty rate is 3.5%. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the LIBOR rate.

The total research and development grants that the Company has received from the OCS as of June 30, 2013 were $ 35,232. The accumulated interest as of June 30, 2013 was $ 10,565. As of June 30, 2013, the accumulated royalties paid to the OCS were $ 9,914. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $ 35,883 as of June 30, 2013.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8:-	SHAREHOLDERS' EQUITY

a.
On April 24, 2013, the Company entered into a private placement transaction (the "2013 PIPE"). Under the PIPE investment, the Company issued 1,239,639 Ordinary Shares to investors (investors in the 2013 PIPE included certain existing shareholders) at an aggregate purchase price of $ 3,459 or $ 2.79 per Ordinary Share. The Company also issued to the investors warrants to purchase one Ordinary Share for every three Ordinary Shares purchased by each investor (up to 413,213 shares) for an exercise price of $ 3.49 per Ordinary Share. The warrants are exercisable for three years from the closing of the 2013 PIPE.  As of June 30, 2013, no warrants were exercised.

b.
On April 3, 2013, the Company approved a new Share Option Plan (the "2013 Share Option Plan"). The 2013 Share Option Plan grants options to purchase Ordinary Shares. These options are granted pursuant to the 2013 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company.

c.	The following is a summary of the Company's stock options activity for the six months ended June 30, 2013:

	Number of options(in thousands)	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2012	1,034,205	4.0	4.0	$529
Granted	210,750	3.65
Exercised	(41,845)	1.02
Expired & Forfeited	(39,750)	6.11

Outstanding at June 30, 2013	1,163,360	3.98	4.49	$792

Exercisable at June 30, 2013	827,052	4.17	3.38	$744

Vested and expected to vest at June 30, 3013	1,163,360	3.98	4.49	$792

The weighted average fair value of options granted during the six months ended June 30, 2013 was $ 1.69.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The following table shows the total stock-based compensation expense included in the interim condensed consolidated statements of operations:

	Six months ended June 30,
	2013	2012
	Unaudited

Cost of sales	$5	$9
Research and development	86	98
Selling and marketing	61	92
General and administrative	145	72

	$297	$271

NOTE 9:-	FINANCIAL EXPENSES, NET

	Six months ended June 30
	2013	2012
	Unaudited

Financial income:
Interest from banks	$9	$7

	9	7

Financial expenses:
Interest and bank charges	(59)	(48)
Exchange translation	(70)	(134)

	(129)	(182)

Financial expenses, net	$(120)	$(175)